Exhibit (a)(1)(iii)

[UTEK letterhead]

To:	Holders of Ultratech Stock Options

From:	Arthur W. Zafiropoulo

Date:	September 16, 2009

Re:	Ultratech Stock Option Exchange Offer

The Compensation Committee of our Board of Directors has approved a voluntary stock option exchange offer. Under this program, you may elect to exchange certain of your outstanding stock options granted by Ultratech for a replacement award of restricted stock units.

The following documents are attached to this e-mail:

•	An Offer Circular that describes the offer and the principal reasons for the offer, and gives you detailed information to help you make an informed decision.

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An Election Form and Release Agreement for you to complete, sign, date and return, if you decide to exchange your eligible options. (You may return your completed Election Form and Release Agreement by mail, courier, hand delivery, fax or e-mail (PDF only) – see the Offer Circular for details.)

The enclosed materials contain the terms and conditions of the offer. Because it may help you review the documents, I want to highlight some of the important elements of the offer:

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The offer is available only to active U.S. employees of Ultratech and our subsidiaries (other than our executive officers). Non-U.S. employees are not eligible unless expressly notified in writing on the date the offer commences that they are eligible to participate.

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The options that may be exchanged are the options granted to you by Ultratech that have an exercise price that is equal to or greater than $13.50 per share. You may not exchange any other options. Furthermore, if the exercise price of any options you tender is less than the per-share closing price of our common stock on the date the offer expires, those options will not be accepted for exchange in the offer.

•	If you are eligible and accept the offer, you must tender all of your eligible options in the offer. You cannot accept the exchange offer only as to some or a portion of your eligible options.

•	Upon the exchange of the options, your exchanged options will terminate and be cancelled. They will not be reinstated even if you later change your mind.

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In exchange for your cancelled options, we will grant you a replacement award of restricted stock units. The number of restricted stock units covered by the replacement award will be determined by dividing the number of shares subject to the cancelled option by $12.16 (which was the average of the high and low trading prices for a share of our common stock on September 15, 2009). In effect, we are offering $1 of grant-date restricted stock unit value for every share subject to your cancelled options. Any fractional share subject to a replacement award will be rounded to the nearest whole unit.

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Your replacement award will be subject to a new one-year vesting schedule, meaning that you will be entitled to receive the shares covered by the award only if you are employed with Ultratech or one of its subsidiaries through the first anniversary of the expiration date of the offer or if, prior to that date, your employment is terminated by Ultratech or a subsidiary without cause or due to your death or disability.

If you want to take advantage of the exchange offer, you must complete, sign, date and return the enclosed Election Form and Release so that we receive it by 6:00 p.m., Pacific Time, on October 13, 2009. If you don’t want to exchange your options, you do not need to do anything – your options will continue in accordance with their current terms. Although our Compensation Committee approved the offer, neither the Compensation Committee, nor our Board of Directors, nor any officer of Ultratech is permitted to recommend, and none of them recommends, whether or not you should accept the offer.

This stock option exchange offer is a legal matter that requires every eligible employee to receive or have access to detailed information that will help you make an informed decision. Please take the time to review the documents included in this package. If, after reading these materials, you still have questions regarding the offer, you may contact Bruce Wright at (408) 577-3110 (or by email at bwright@ultratech.com). If you have questions regarding your particular stock options, you may contact Cherine Chan at (408) 577-3306 (or by email at cchan@ultratech.com).

Thank you for your prompt attention to this exchange offer. We hope that you will carefully review and consider the enclosed materials, and make an informed decision that’s right for you.